UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aspen Insurance Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.15144558 par value per share

(Title of Class of Securities)

G05384 10 5 (CUSIP Number)

February 5, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G05384 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Wellington Investment Holdings (Jersey) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization

Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

3,781,120 (1)(2)
6. Shared Voting Power

None
7. Sole Dispositive Power

3,781,120 (2)
8. Shared Dispositive Power

None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,781,120 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)

4.0% (3)
12.	Type of Reporting Person (See Instructions)

CO

(1)	Generally, ordinary shares of Aspen Insurance Holdings Limited (“Aspen”) carry one vote per share. However, pursuant to the operation of Provisions 63-67 of Aspen’s bye-laws, the percentage of voting power represented by ordinary shares beneficially owned by certain shareholders may increase or decrease if any of Aspen’s shareholders is a “9.5% U.S. Shareholder” as defined under Provision 66 of Aspen’s bye-laws. The voting power of the shares beneficially owned by the Reporting Person may therefore actually be greater or lesser than the number of shares beneficially owned, depending on whether Aspen’s board of directors takes certain actions described in the provisions noted above that have the effect of increasing or decreasing such voting power, as the case may be.

(2)	These are options to purchase 3,781,120 non-voting shares, which non-voting shares will automatically convert into ordinary shares at a one-to-one ratio upon issuance. The options may be exercised on a cashless basis, which would impact the number of ordinary shares issued upon exercise. However, it is not possible at this time to calculate the number of ordinary shares issued upon a cashless exercise of the outstanding options because the calculation involves the average market price of the ordinary shares over a period of time prior to the exercise date. Therefore, the options are assumed to be exercised on a cash basis.

(3)	Based upon 95,245,978 ordinary shares outstanding as of November 3, 2006, as reported in Aspen’s Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

Item 1.

	(a)	Name of Issuer: Aspen Insurance Holdings Limited

	(b)	Address of Issuer’s Principal Executive Offices:

11 Victoria Street Hamilton, HM 11 Bermuda

Item 2.

	(a)	Name of Person Filing: Wellington Investment Holdings (Jersey) Limited

	(b)	Address of Principal Business Office or, if none, Residence:

22 Grenville Street St Helier, Jersey, JE4 8PX Channel Islands

	(c)	Citizenship: Jersey, Channel Islands

	(d)	Title of Class of Securities: Ordinary shares, $0.15144558 par value per share

	(e)	CUSIP Number: G 05384 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,781,120 (1).

(b)	Percent of class: 4.0% (2).

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 3,781,120 (1)(3).

	(ii)	Shared power to vote or to direct the vote -0-.

	(iii)	Sole power to dispose or to direct the disposition of 3,781,120 (1) .

	(iv)	Shared power to dispose or to direct the disposition of -0-.

(1)	These are options to purchase 3,781,120 non-voting shares, which non-voting shares will automatically convert into ordinary shares at a one-to-one ratio upon issuance. The options may be exercised on a cashless basis, which would impact the number of ordinary shares issued upon exercise. However, it is not possible at this time to calculate the number of ordinary shares issued upon a cashless exercise of the outstanding options because the calculation involves the average market price of the ordinary shares over a period of time prior to the exercise date. Therefore, the options are assumed to be exercised on a cash basis.

(2)	Based upon 95,245,978 ordinary shares outstanding as of November 3, 2006, as reported in Aspen’s Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

(3)	Generally, ordinary shares of Aspen carry one vote per share. However, pursuant to the operation of Provisions 63-67 of Aspen’s bye-laws, the percentage of voting power represented by ordinary shares beneficially owned by certain shareholders may increase or decrease if any of Aspen’s shareholders is a “9.5% U.S. Shareholder” as defined under Provision 66 of Aspen’s bye-laws. The voting power of the shares beneficially owned by the Reporting Person may therefore actually be greater or lesser than the number of shares beneficially owned, depending on whether Aspen’s board of directors takes certain actions described in the provisions noted above that have the effect of increasing or decreasing such voting power, as the case may be.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

(a) N/A

(b)    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5th February 2007

Date

/s/ Stephen P. Linney

Signature

Stephen P. Linney/Director

Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)